UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15/A

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

File No. 000-54606

ENVIRATRENDS INC.
(Name of issuer in its charter)

1900 Main Street Suite 312 Sarasota, FL	34236
(Address of principal executive offices)	(Zip Code)

Common Stock, No Par Value Per Share
(Title of each class of securities covered by this Form)

Common Stock, No Par Value Per Share
 (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an ☒ in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: 85

We are filing this amendment to remove suspension of our reporting obligations pursuant to Rule 12h-3(b)(1)(i) because we do not satisfy the requirement for use of the rule in that we are delinquent in filing our annual report on Form 10-K for the fiscal year ended September 30, 2012. Accordingly, our obligation to file reports pursuant to Section 15d of the Securities Exchange Act of 1934 remains in effect. We intend to file our annual report on Form 10-K for the fiscal year ended September 30, 2012, our quarterly report for the three month period ended December 31, 2012, our quarterly report for the six month period ended March 31, 2013 and our quarterly report for the nine month period ending June 30, 2013 not later than September 2, 2013.

Pursuant to the requirements of the Securities Exchange Act of 1934, EnviraTrends, Inc has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: July 26, 2013	By:	/s/ Russell Haraburda
Russell Haraburda
Chief Executive Officer and Principal Executive Officer